SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be included in statements filed

pursuant to §240.13d–1(b), (c), and (d)

and amendments thereto filed pursuant to §240.13d–2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Hillman Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

431636109

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 431636109	Page 2 of 8

1.	Names of Reporting Persons. Jefferies Financial Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,855,076(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,855,076(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,855,076(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%(2)
12.	Type of Reporting Person: CO

(1) Reported shares are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc.

(2) The percentage reported herein is based on a total of 194,902,999 shares of Hillman Solutions Corp.’s common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by Hillman Solutions Corp. with the U.S. Securities and Exchange Commission on November 8, 2023 (File No. 001-39609).

CUSIP No.: 431636109	Page 3 of 8

1.	Names of Reporting Persons. Jefferies LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,855,076
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,855,076
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,855,076
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%(1)
12.	Type of Reporting Person: OO

(1) The percentage reported herein is based on a total of 194,902,999 shares of Hillman Solutions Corp.’s common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by Hillman Solutions Corp. with the U.S. Securities and Exchange Commission on November 8, 2023 (File No. 001-39609).

CUSIP No.: 431636109	Page 4 of 8

Item 1

(a)	Name of Issuer

Hillman Solutions Corp.

(b)	Address of Issuer’s Principal Executive Offices

1280 Kemper Meadows Drive Cincinnati, Ohio 45240

Item 2

(a)	Name of Person Filing

Jefferies Financial Group Inc.; and Jefferies LLC

(b)	Address of Principal Business Office or, if None, Residence

The principal business address of each of Jefferies Financial Group and Jefferies LLC is 520 Madison Ave., New York, New York 10022

(c)	Citizenship

Jefferies Financial Group Inc. is New York corporation Jefferies LLC is a Delaware limited liability company

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

431636109

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No.: 431636109	Page 5 of 8

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:		9,855,076(1)

(b)	Percent of class:		5.1%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or direct the vote:	9,855,076(1)

	(iii)	Sole power to dispose or direct the disposition of:	0

	(iv)	Shared power to dispose or direct the disposition of:	9,855,076(1)

(1) Reported shares are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc.

(2) The percentage reported herein is based on a total of 194,902,999 shares of Hillman Solutions Corp.’s common stock outstanding as reported in the Quarterly Report on Form 10-Q filed by Hillman Solutions Corp. with the U.S. Securities and Exchange Commission on November 8, 2023 (File No. 001-39609).

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No.: 431636109	Page 6 of 8

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Reported shares are held by Jefferies LLC. Jefferies LLC is a wholly owned direct subsidiary of Jefferies Financial Group Inc.

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No.: 431636109	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Jefferies Financial Group Inc.

	By:	/s/ Michael J. Sharp
Michael J. Sharp
Executive Vice President and General Counsel

Jefferies LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
Executive Vice President, General Counsel and Secretary

CUSIP No.: 431636109	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Joint Filing Agreement.